Exhibit 99.1

Suite 4, 20 Clifford Street	Telephone 612 9902 6002
Mosman NSW 2088	Facsimile: 612 9902 6006
Australia P.O. Box 947	info@simsmm.com
Spit Junction NSW 2088	www.simsmm.com
30 March 2009
Company Announcements Office
Australian Securities Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000
Dear Sirs,
Sims Metal Management Limited — Dividend Reinvestment Plan (“DRP”)
Sims Metal Management advises that the Allocation Price to apply to the DRP for the 2009 interim dividend payable on 9 April 2009 is $18.09.
Yours faithfully,
Sims Metal Management Limited
Frank Moratti
Company Secretary
Sims Metal Management Limited
ABN 69 114 838 630